June 21, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Accretion Acquisition Corp. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Accretion Acquisition Corp. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended. The Registration Statement submitted herewith relates to the initial public offering of the Company's Units, each consisting of one share of common stock and one-half of one warrant.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call the undersigned at 303-332-1605 or Sam Seiberling at 303-892-7492.

Very truly yours,

John A. Elofson, for DAVIS GRAHAM & STUBBS LLP

Cc: Brad Morse, Accretion Acquisition Corp.
Sam Niebrugge, Davis Graham & Stubbs LLP
Sam Seiberling, Davis Graham & Stubbs LLP